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News Release
For immediate release

Bell technicians turn down contract offer

MONTREAL, March 17, 2008 – Bell Canada was advised today that Craft and Services employees represented by the Communications, Energy and Paperworkers’ Union of Canada (CEP) have voted to reject the company’s final and global contract offer.

Bell is disappointed that its offer was turned down, and the company will be evaluating next possible steps over the coming days. At this time, Bell is ready to enact contingency plans, if need be, to ensure customer service remains the company’s top priority.

“Since the start of bargaining in October 2007, Bell’s fundamental goal has been to reach an agreement that benefits customers, employees and the company, and avoids a work disruption,” said Patrick Pichette, President, Operations.

First presented to the union on January 31, the proposed four-year contract included annual wage increases and preserved pension, benefits and job security. It also included changes to the previous collective agreement to reflect changing customer expectations.

Bell’s CEP-represented Craft and Service employees are technicians who mainly serve business customers in major urban centres of Ontario and Québec.

About Bell
Bell is Canada’s largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Communications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:
Pierre Leclerc
Bell Media Relations
514 391-2007
1 877 391-2007
pierre.leclerc@bell.ca